April 7, 2025

Benjamin Natter
Managing Member
Kent Lake PR LLC
Carr. 115 km 12.1 Ave.
Albizu Campos #2490 Suite 28
Rinc  n, Puerto Rico 00677

       Re: Quanterix Corporation
           Preliminary Proxy Statement filed March 31, 2025, by Kent Lake PR LLC, Kent
           Lake Partners LP, and Benjamin Natter
           File No. 001-38319
Dear Benjamin Natter:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed March 31, 2025
Background of the Solicitation, page 6

1. In the second bullet, it appears that the reference to November 12, 2025 is incorrect.
       Please revise.
Reasons for the Solicitation, page 8

2. Throughout the proxy statement, there are references to "risk-adjusted basis" (e.g., in paragraph 6 on page 9). Please revise to describe all such adjustments and any underlying assumptions.
3. Please include a reference to the source materials for all information presented in the charts or graphics throughout this section, as well as the other factual assertions made in this section. In addition, revise generally here and throughout the proxy statement, to avoid presenting beliefs and opinions as statements of fact. The following are some
 April 7, 2025
Page 2

       (non-exhaustive) examples of opinions presented as fact that should be revised:

       - "The Merger is a financial bailout for Akoya, which would otherwise need to raise substantial equity capital at a steep discount..." (page 9);
       - "The Merger's rationale relies on aggressive and inherently flawed management projections..." (page 9); and
       - "The Merger was unfair even on the date of its announcement." (page
11)

The Merger is Value Destructive and Has Unfair Terms, page 9

4. Identify or describe the "standard industry valuation methodologies" referenced in the first sentence of this section which you assert lead to the conclusion that the Exchange
       Ratio in the Merger significantly undervalues Quanterix.
The Merger Introduces Unnecessary Risk by Cutting Quanterix's Net Cash per Share by
Nearly 60%, page 11

5. Explain how and where you believe Akoya management explicitly acknowledged increased competition from competitors. In addition, revise to express this assertion
       (on page 13) as your belief.
Consequences of Defeating the Share Issuance Proposal, page 22

6. Please clarify the circumstances under which termination of the Merger Agreement would result in a termination fee being paid to each of Akoya and Quanterix. Please also specify whether failure to approve the Share Issuance Proposal would result in the payment of any termination fee.
Shareholder Proposals, page 30

7. In the second paragraph of this section, please confirm the reference to the
       2026 annual meeting is correct or revise.
General

8. We note your statement on page 24 that if shareholders want to vote against the proposals, they should return your proxy card. This could be interpreted to mean that shareholders may vote against the proposals only on your proxy card and not the
       Company's proxy card. Please clarify such statements throughout your proxy statement to avoid any implication that shareholders have different voting options based on which proxy they return.
9. We note that the Q&A "How do I vote?" starting on page 25 instructs shareholders to return the proxy card or attend the special meeting, but does not mention telephone or internet voting options as referenced elsewhere in your proxy and in the Company
       Proxy Statement. Please clarify your description of voting options throughout your proxy statement to fully describe all voting methods.
10. Revise generally to avoid presenting opinions as statements of fact. See for example, each of the subheadings and the text that follows in the "Reasons for the Solicitation"
       section.
 April 7, 2025
Page 3

11. Generally revise the disclosure in your proxy statement to reflect the fact that the
       Akoya bridge financing agreement has now been entered into, according to the revised Form S-4 filed by the Company on April 2, 2025.
12. Please ensure that the text of the proposals on your proxy card matches the language of the proposals as set out in the Company Proxy Statement and proxy card.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
(202) 551-3263.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions
cc:   Sebastian Alsheimer